November 26, 2004


By facsimile to (312) 527-0484 and U.S. Mail


Mr. Gordon S. Donovan
Vice President and Chief Financial Officer
Viskase Companies, Inc.
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

RE:	Viskase Companies, Inc.
	Registration Statement on Form S-4
	Filed October 27, 2004
	File No. 333-120002


Dear Mr. Donovan:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Provide in a letter on the letterhead of Viskase Companies, Inc. or Viskase signed by an officer before the S-4`s effectiveness the statements and representations for the exchange offer specified in our relevant no action letters on Exxon Capital type exchanges.

2. Provide written confirmation that the exchange offer will be open for a full 20 business days. It appears from disclosure on the prospectus` outside front cover page and throughout the registration statement, including exhibits 99.1 and 99.2, that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 P.M. instead of midnight on what may be the twentieth business day after its begins. See Q&A 8 in Release N. 34-16623.

3. You cannot use a typeface smaller than the one you use elsewhere for, for example, Additional Information. Please revise.

Prospectus` Outside Front Cover Page

4. Remove all information not required to be included on the prospectus` outside front cover page so that it follows the summary and risk factors sections. For example, refer to the two paragraphs at the bottom of the page.

Table of Contents

5. Move all information except that required by Item 2 of Form S-4 after "Table of Contents" on pages i and ii so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

Additional Information, page i

6. Delete the qualification of the description by reference to documents outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form.

Industry Data, page i

7. Amend this paragraph`s language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

Prospectus Summary, page 1

8.	You cannot qualify in its entirety the disclosure in the Summary;
please revise.

9.	The summary is very detailed and includes information about
Viskase and its business that is repeated word for word elsewhere in the prospectus. We note particularly the subsections on Viskase`s competitive strengths and business strategy. The emphasis on those subsections without a discussion of corresponding risks also leaves the summary somewhat unbalanced. Reduce the information in the summary so that it gives a brief and balanced overview of the key aspects of Viskase`s offering and business, eliminating the two subsections mentioned. See Item 503(a) of Regulation S-K.

10.	Disclosure on pages 6, 31, 33, and 124 and in the letter of
transmittal gives the impression that Viskase`s affiliates may participate in the exchange offer, but they would have to comply with applicable registration and prospectus delivery requirements. For example, disclosure on page 124 states that if you are an affiliate wishing to exchange outstanding notes for exchange notes, you will be required to represent that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. Note that affiliates are ineligible to participate in the exchange offer. Revise to delete this and similar statements throughout the document.

11.	Revise "U.S. Federal Income Tax Considerations" on page 7 to remove any uncertainty about the exchange offer`s tax treatment. Alternatively, summarize here and describe in detail in the "United States Federal Income Tax Considerations" section the basis for any uncertainty of the United States federal income tax consequences for United States holders of the notes.

12.	Under "Ranking" on page 8, state the amounts of outstanding debt that rank equally or subordinate to the notes. Disclose also the maximum amounts of additional debt that Viskase may issue that rank equally or subordinate to the notes as of the latest balance sheet data in the prospectus.

13.	Under "Change of Control Offer" on page 9, revise to disclose if there is a change of control, Viskase may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

14.	Provide disclosure under a discrete caption in the "Summary
Description of the Notes" subsection that Viskase does not intend to list the notes on any securities exchange or seek approval for quotation through any automated trading system. Further, disclose whether the initial purchaser or any other registered broker dealer intends to make a market in the notes.



Summary Consolidated Historical and Pro Forma Financial Data, page 11

15.		Please tell us how you determined that a pro forma statement of operations for the year ended December 31, 2003 that assumes you emerged from bankruptcy on January 1, 2003 was not necessary.
Otherwise, please include one. Please also ensure that this pro forma statement of operations and an interim one for the period ended
September 30, 2004 reflect the transactions you discuss in the third paragraph on page 11 and any other material ones. Please ensure that you clearly explain each pro forma adjustment you are giving effect to and show precisely how you computed it for each period presented.
Refer to Rules 11-01(a)(8) and (b)(6) of Regulation S-X.

16.		In your pro forma statement of operations, please disclose
how you arrived at a pro forma interest expense of $5,564 for the six months ended June 30, 2004 from historical interest expense of $6,338.
You should separately present the effect of the original offering of the Notes, the repayment of the capital lease obligations, and the purchase of the 8% Senior Notes. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt.

17.		In the pro forma statement of operations, please disclose
why pro forma adjustment number 7 on page 12 assumes you repurchased all of your 8% Senior Notes given that you have only purchased approximately $55.5 million in the aggregate principal amount.
Otherwise, please revise your computations.

18.		It does not appear that the net debt amount presented under
the heading pro forma data is calculated using pro forma cash and cash equivalents and pro forma debt at June 30, 2004. Please advise.

Risk Factors, page 13

19.	Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the second, fifth, sixth, eighth, tenth, eleventh, thirteenth, fifteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-second, twenty-third, twenty-fourth, twenty-fifth, twenty-sixth, twenty-seventh, twenty-eighth, thirtieth, thirty-first, thirty-second, thirty-third, thirty-fourth, thirty-fifth, thirty-sixth, thirty-seventh, and thirty-eighth factors. State succinctly the risk that flows from the fact or uncertainty.

20.	Avoid generic conclusions in the risk factor captions and
discussions like Viskase`s business, results of operations, financial condition, financial position, cash flows, or liquidity would or could be "materially and adversely affected." For example, refer to the fifth, fifteenth, and twenty-fourth risk factors. Rather, explain specifically what the risk`s consequences or effects are for Viskase and its securityholders.

21.	The actual risks you are trying to convey do not stand out from the extensive detail that you provide in some risk factors. For example, refer to the fifth, tenth, eleventh, and thirty-fifth risk factors. Revise so that you are stating the risk in at least the second or third sentence. Provide just enough detail to place the risk in context.

22.	Some risk factors contain multiple bullet points.  For example, refer to the second, fifth, eleventh, fifteenth, and thirty-second risk factors. Revise to eliminate generic or vague bullet points and to include only the most significant bullet points.

23.	Some risk factors include language like "we cannot assure,"
"there can be no assurance," "we can offer no assurances," "we make no assurances," and "we can provide no assurances." For example, refer to the fifth, tenth, eleventh, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, twenty-second, thirty-fifth, thirty-sixth, thirty-seventh, and thirty-eighth risk factors. Since the risk is the situation described and not Viskase`s inability to assure, revise.

24.	Please delete the first risk factor.  It is coercive and does not describe a risk of participating in the transaction.

25.	Please delete the first risk factor on page 14 for the same
reasons.

26.		You disclose on page 18 that capital stock securing the
Notes will automatically be released from collateral if separate financial statements are required to be filed for any of your subsidiaries. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the secured class of securities. Please also disclose this information as of each balance sheet date, including interim ones, subsequent to the original issuance of the Notes. Please continue disclosing this information in both a footnote to your financial statements and in the forepart of the document in your ongoing filings under the Exchange Act.

27.		Please supplementally provide us with the computations you
performed in reaching the conclusion that separate financial statements are not required under Rule 3-16 of Regulation S-X.

28.	Please delete the first risk factor on page 20 since it is not a risk to noteholders.

The Exchange Offer, page 28

29.	Identify the notes` initial purchaser in this section`s first paragraph.

30.	Revise the third paragraph`s last sentence under "Terms of the
Exchange Offer" to clarify that any outstanding notes not accepted for exchange will be returned to the tendering holder "promptly" after the exchange offer`s expiration or termination. Revise similarly the last sentence on page 30 and the first and fourth paragraphs under subsection 2 of "Instructions" in exhibit 99.1.

31.	Refer to the second full paragraph on page 29.  Provide written confirmation that Viskase will disclose the approximate number of notes tendered to date with its public announcement of an extension as required by Rule 14e-1(d).

32.	Disclosure in the last paragraph on page 30 states "The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes." Revise here and in the second paragraph under "Conditions to the Exchange Offer" on page 33 and under subsection 6 of "Instructions" in exhibit 99.1 to indicate that if Viskase waives any condition of the exchange offer, Viskase will waive the condition to all holders.

33.	It is unclear why you have included conditions of tender as
conditions of the exchange offer in the second bullet point under "Conditions to the Exchange Offer" on page 33. It appears that you should delete the second bullet point or revise it to clarify what
events might trigger the condition.   Also, we note from the last
sentence of this subsection that you may waive these conditions. Tell us why you believe that it would be appropriate for you to waive the conditions of tender such as the condition that no tendering noteholder is an affiliate.

34.	The bidder may not condition the offer on factors within its control. Thus, you should delete the third bullet point under "Conditions to the Exchange Offer" on page 33.

35.	Revise "Conditions to the Exchange Offer" on page 33 to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary government approvals must be satisfied or waived before the exchange offer`s expiration and that Viskase may only terminate or amend the exchange offer if any of the specified conditions occur before the exchange offer`s expiration.

36.	We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, we suggest that you revise the second paragraph under "Conditions to the Exchange Offer" on page 33 to clarify that Viskase will make its determination whether a condition has been fulfilled in its "reasonable discretion" or "reasonable judgment."

37.	Refer to the second paragraph under "Conditions to the Exchange
Offer" on page 33. Disclosure indicates that Viskase`s failure at any time to exercise any of the specified rights "will not be deemed a waiver of any right." Viskase may not waive implicitly an offer condition by failing to assert it. If Viskase decides to waive a condition, Viskase must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Revise here and under subsection 6 of "Instructions" in exhibit 99.1.

Selected Consolidated Historical Financial Data, page 37

38.	Please show us how you determined you did not have to present a pro forma ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K, or please provide the required disclosures.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

39.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the increase in sales for the six months ended June 30, 2004 was due to stronger volumes in the small diameter cellulosic casings market in the U.S. domestic and export markets, stronger volumes in the fibrous casing market in the U.S. offset by the selling prices in the U.S., and the benefit of the strengthened Euro against the U.S. dollar. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Results of Operations - Second Quarter 2004 - Debt Extinguishment, page 42

40.		The loss on debt extinguishment consists of the losses on
the early retirement of $55.5 million of the 8% Senior Notes at a discount and of the early termination of your capital lease with GECC. Given the guidance of FIN No. 26, tell us how you determined it was appropriate to record a loss related to the early termination of your capital lease with GECC. In addition, tell us how you accounted for the amendments to the GECC capital lease agreements upon emergence from bankruptcy and in April 2004.

Comparison of Results of Operations for Fiscal Years Ended December 31, 2001, 2002, and 2003, page 44

2003 Versus 2002, page 45

41.		Please tell us why you believe it is appropriate to present
and discuss the combined results of the predecessor and reorganized entity for the year ended December 31, 2003.

42.		Please discuss with quantification in your MD&A the
differences between periods in each line item that results from the bankruptcy, such as the elimination of various liabilities, changes in the basis of your net assets, and other related items. Your discussion should be quite detailed as to the types of additional expenses, including the related amounts, that were present in each line item during each period presented prior to your emergence from bankruptcy. This will help readers in better understanding the fundamental differences in your cost structure before and after your emergence from bankruptcy. You should also quantify the extent to which any other business reasons further contributed to a change in each line item between periods being discussed. Please similarly revise your 2002 versus 2001 discussions and your interim period discussions as well.

2002 Versus 2001, page 46

43.		In your discussion of operating income, you refer to an
"Adjusted Operating Income (Loss) as defined in the table above." It does not appear that there is an amount described as Adjusted
Operating Income (Loss) in any tables. We remind you that the presentation of operating income adjusted for amounts which are included in operating income as calculated in accordance with GAAP and presented on your statements of operations would constitute a non-GAAP financial measure. Correspondingly, you would need to provide the additional disclosures required by Item 10(e) of Regulation S-K.
Please advise.

Liquidity and Capital Resources, page 47

44.	State what the limits of all material financial ratios and tests are under Viskase`s outstanding debt instruments. Further, indicate whether Viskase is in compliance with the ratios and tests.

45.	Discuss Viskase`s liquidity on a long term and a short term
basis. See Item 303(a) of Regulation S-K and instruction 5 to Item 303(a). We note the disclosure under "Liquidity" on page F-14.

Critical Accounting Policies, page 51

General

46.		Please expand your discussion of critical accounting
policies to address the following:
* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
* A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.
		Refer to SEC Releases 33-8098 and 33-8350.

Contractual Obligations Related to Debt, Leases and Related Risk
Disclosure, page 53

47.	Please provide a table of contractual obligations as of December
31, 2003. In addition types of items specifically mentioned in Item 303(a)(5) of Regulation S-K, please also include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Planned funding of pension and other postretirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. In addition, disclose any material changes to the contractual obligations during the subsequent interim period. Refer to Instruction 7 to Item 303(b) of Regulation S-K.




Business

International Operations, page 57

48.	Please also provide financial information for the period from
April 3, 2003 through June 30, 2003.

Trademarks and Patents, page 60

49.	State the duration or term of all material patents.  See Item
101(c)(iv) of Regulation S-K.

Certain Relationships and Related Transactions, page 71

50.	State whether Viskase believes that each transaction described in this section`s second and third paragraphs is on terms at least as favorable to Viskase as those Viskase would expect to negotiate with an unaffiliated party.

Use of Proceeds, page 72

51.	Please include information similar to that required by Item 504 of Regulation S-K for the Outstanding Notes.

Description of Certain Indebtedness, page 73

52.	Delete in this section`s first paragraph the qualification of the description by reference to documents outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form.

53.	Describe in detail the revolving credit facility`s covenants.
Alternatively, cross reference to disclosure in MD&A.

Description of the Notes, page 75

54.	Revise language in this section`s fifth paragraph that can be read to imply that investors do not have rights under the United
States federal securities laws about the notes` description in the prospectus.

55.	Refer to "Certain Covenants-Merger, Consolidation and Sale of
Assets" on page 91. Quantify the words "substantially all" as used here and elsewhere for Viskase`s assets. Alternatively, provide disclosure of the words` established meaning under applicable state law. If an established meaning is unavailable, provide disclosures of the consequences or effects of the uncertainty on noteholders` ability to determine whether a sale of substantially all of Viskase`s assets has occurred.

56.	Refer to the first full paragraph on page 100.  Disclosure states that investors waive and release all liability for any obligations of Viskase or the guarantors under the notes against any past, present, or future director, officer, employee, incorporator, or stockholder of Viskase or a guarantor. Clarify that this waiver does not affect liabilities of any party under the United States federal securities laws.

57.	Refer to "Certain Definitions" on page 104.  This subsection defines some terms whose meanings are readily understood or are apparent from the context. Revise this subsection to eliminate unnecessarily defined terms. Examples include terms like "Bankruptcy Code," "Board of Directors," "Common Stock," "Exchange Act," "GAAP," "Holder," "Issue Date," "Person," and "Securities Act."

58.	Refer to the paragraph on page 126.  Delete the language
qualifying the registration rights agreement`s description. Since you are not required by the form to describe the agreement, you may not qualify your description of the agreement.

United States Federal Income Tax Considerations, page 127

59.	Delete the word "certain" in this section`s first sentence.
Further, revise the sentence to clarify that the discussion includes a summary of the material United States federal income tax consequences.

60.	Remove the statement that "This discussion is for general
information only" in this section`s second paragraph. This statement may imply that investors cannot rely on the disclosure.

Legal Matters, page 130

61.	Rather than referring to "Certain legal matters," clarify that counsel will opine on the enforceability of Viskase`s obligations under the notes.

Experts, page 130

62.		Please address your reliance on Grant Thornton`s report and
identify Grant Thornton as being experts in auditing and accounting

Consolidated Financial Statements

General

63.		Please update the financial statements and corresponding
financial information included to comply with Rule 3-12 of Regulation
S-X.

Report of Independent Registered Public Accounting Firm - Grant
Thornton LLP, page F-2

64.	Please make arrangements with Grant Thornton to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.

Note 1.  Summary of Significant Accounting Policies, page F-8

General

65.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Revenue Recognition, page F-10

66.	You state that generally revenues are recognized at the time the products are shipped to customers. Expand your disclosure to state what you mean by "generally." Please also disclose in your revenue recognition policy whether your shipping terms are FOB shipping point or FOB destination. Even if your shipping terms are FOB shipping point, revenue recognition may not be appropriate if your agreements have customer acceptance provisions or you have a history of replacing goods lost in transit. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b. For those sales that you do not record at the time of shipment, state when you record these sales.

Futures Contracts, page F-10

67.		As noted on page 54, please tell us how you considered the
guidance in paragraph 18.a. of SFAS 133 in reaching the conclusion that gains on the change in fair value of futures contracts are not recorded in other income, whereas losses are recognized. Please disclose your accounting policy in a footnote, along with the amounts of gains and losses recorded in each period presented.

Note 3.  Fresh-Start Accounting, page F-14

68.		The reorganization value was based on the consideration of
many factors and various valuation methods, including discounted cash flow analysis using projected cash flow information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to yours, and other applicable ratios and valuation techniques believed to be representative of your business and industry. Though your reorganization value was based on consideration of many factors and various valuation methods, it is not clear which method was ultimately used and how you specifically arrived at your reorganization value. Please expand your disclosure to clarify your reorganization value as well as how you arrived at this reorganization value including a discussion of your significant assumptions. Refer to paragraph 39 of SOP 90-7.

69.		Please disclose how you determined you qualified for fresh-
start reporting based on paragraph 36 of SOP 90-7 which should include a breakdown of your total postpetition liabilities, allowed claims, and reorganization value. Refer to paragraphs 36 and B-1 of SOP 90-7.

70.		Please disclose what the general liability due to emergence
for $3,150,000 consists of. Given the guidance of paragraph 14 of SFAS 5, also tell us how you determined it was appropriate to record this accrual.

Note 8.  Accrued Liabilities Not Subject to Compromise, page F-18

71.		Please tell us the nature of the amounts included as
"Accrued volume and sales discounts." Please also tell us what the other side of this journal entry is.

Note 10. Operating Leases, page F-22

72.		Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 11.  Retirement Plans, page F-22

73.		Please tell us what benchmark(s) you use to determine the
discount rates used for your pension benefits and your other benefits. Please tell us how you determined the benchmark rate you are using is appropriate under SFAS 132. Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

74.		Please tell us where you have included the disclosures
required by paragraphs 5 and 9 of SFAS 132(R), or revise your footnotes to include them.

Note 15. Contingencies, page F-29

75.		We assume that you are an agent in the sales tax collection
process in Quebec, Canada. If our understand is incorrect, please let us know. Typically, sales tax is collected from the customer at the same time the customer pays for the merchandise or service rendered.
Due to the passage of time, collection of the sales tax directly from the customer may not be probable. Thus, recording sales tax receivables from your customers may not be an option. Please tell us whether this is the case or not. Please also tell us how you determined no liability needed to be recorded related to the sales taxes you failed to collect and remit. Please explain to us, if true, why you continue to believe that no sales tax was ever required to be collected and why you have not reflected these amounts in your balance sheet. Please refer to SFAS 5 in explaining your position. Please also address what your payment responsibilities are under state law in the event you fail to perform your duties as an agent in the collection process.


Note 16.  Capital Stock and Paid-In Capital, page F-30

76.		Disclose how you determined the fair value of the restricted stock you granted during the year ended December 31, 2003 to arrive at the amount of compensation expense to be recorded.

77.		Your employment agreement with Robert L. Weisman on page 66
says he will receive 500,000 stock options at an exercise price of $2.40 per share. Please disclose in your financial statements the issuance of these options and their terms, along with the amount of compensation expense recorded. Please tell us how you accounted for them. In addition, please provide similar disclosures for each of your other issuances of options and warrants, if any.

Note 17.  Earnings Per Share, page F-31

78.		Please disclose how you are treating the restricted shares
you discuss in Note 16 in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

79.		Please disclose, by type of potentially dilutive security,
the number of additional shares that could potentially dilute basic
EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

Note 22.  Business Segment Information..., page F-32

80.		Please disclose the amounts of your revenues and long-lived
assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131. This may be accomplished by dividing up the North America portion of your geographic region information on page F-
33 into US and other parts of North America.

Unaudited Financial Statements

General

81.		Please address the comments above in your interim financial
statements as well.

82.		Please include the segment disclosures required by paragraph
33 of SFAS 131.


Exhibit 5.1

83.	Provide written confirmation as correspondence on the EDGAR
system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

84.	Because debt is a contractual obligation and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the indenture, that is, New York. Revise.

Exhibits 10.1, 10.2, 10.3, 10.4, 10.6, 10.7, 10.9, 10.14, 10.15,
10.16, 10.17, and 10.18

85.	Absent an order granting confidential treatment, Item 601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since Viskase did not fill all of the exhibits` attachments, revise or advise.

Exhibit 21.1

86.	List the state or other jurisdiction of incorporation or
organization of each subsidiary.  See Item 601(b)(21)(i) of Regulation
S-K.

Exhibit 23.2

87.		Please make arrangements with Grant Thornton to have them
assure that the report date referred to in their consent is the same as their actual report date.

Exhibit 99.1

88.	Refer to the second paragraph`s last sentence under "Ladies and
Gentlemen." While we do not object if an offeror asks noteholders to confirm that they have received a copy of the prospectus, we believe that it is inappropriate to require a representation that they have read and agree to the terms of the exchange offer because this may suggest to investors that they have waived rights under the United States federal securities laws. Delete.




Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Viskase and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Viskase requests acceleration of the registration statement`s effectiveness, Viskase should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Viskase from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Viskase may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 942-7769 or Rufus G. Decker, Accounting Branch Chief, at (202) 942-1774. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 942-1978 or Mark S. Webb, Special Counsel, at (202) 942-1874.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Thomas A. Monson, Esq.
	Edward G. Quinlisk, Esq.
	Jenner & Block LLP
	1 IBM Plaza
	Chicago, IL 60611
18


Mr. Gordon S. Donovan
November 26, 2004
Page 1


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

       DIVISION OF
CORPORATION FINANCE